July 14, 2017

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Securities and Exchange Commission

Mail Stop 4546

100 F Street N.E

Washington, D.C. 20549

Re: The Hanover Insurance Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 22, 2017

File No. 001-13754

Dear Mr. Rosenberg:

This letter provides the responses of The Hanover Insurance Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) in your June 20, 2017 letter to Jeffrey Farber, the Company’s Executive Vice President and Chief Financial Officer (the “Comment Letter”).

The Staff’s comment is included below in italics, followed by the Company’s response.

Comment & Response

Notes to Consolidated Financial Statements

Note 17: Liabilities for Outstanding Claims, Losses and Loss Adjustment Expenses, page 108

1.

We have reviewed your response to prior comment 5 in our April 28, 2017 letter regarding why you did not provide any claims development tables under ASC 944-40-50-4B for the “other lines” component of your “Commercial Lines and other.” You assert in your response that there are 20 product lines within the “other lines” component, none of which are individually significant.  In addition to these “other lines,” we observe that you did not provide claims development tables for certain lines within personal auto and for homeowners.  The exclusion of tables for the 20 product lines within the “other lines” component, certain lines within personal auto, and homeowners results in the exclusion of information about claims incurred and paid and/or claims development that is substantial to the respective consolidated totals. As such, we question your application of ASC 944-40-50-4H (both aggregation/disaggregation and the determination of insignificant categories) as it appears to have resulted in the disclosures required by ASC 944-40-50-4B and 50-4D not providing sufficient information to allow users to assess the

hanover.com	Hanover Insurance Group, Inc.
440 Lincoln Street, Worcester, MA, 01653

amount, timing and uncertainty of cash flows arising from a substantial portion of your insurance contracts and the related development of your loss reserve estimates as stipulated in the general principle provided in paragraph BC2 of ASU 2015-09. Accordingly, please revise your disclosure to include additional development tables such that any additional tables do not aggregate lines with significantly different characteristics and that lines excluded from tables are not substantial.

In response to your comment, we propose to revise our disclosure, commencing with our Annual Report on Form 10-K for the year ended December 31, 2017, to include three additional development tables: general liability and umbrella - occurrence, general liability – claims made, and homeowners. With this revision, our total coverage for disclosed development tables will be approximately 93% of consolidated reserves, net of reinsurance. We believe this level of disclosure provides sufficient information that would allow users to assess the amount, timing and uncertainty of cash flows arising from insurance contracts. None of the remaining product lines excluded from the tables would be substantial and none would represent more than 2% of total net reserves.

The following highlighted information in the attachment is proposed disclosure for future filings and includes an example footnote proforma for the additional three proposed development tables.

Should you have any questions about the information provided in this response, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey M. Farber
Jeffrey M. Farber
Executive Vice President and Chief Financial Officer

/s/ Warren E. Barnes
Warren E. Barnes
Senior Vice President & Corporate Controller
Principal Accounting Officer

cc: D. Peter Brennan

       PricewaterhouseCoopers

       Judy Jones

       PricewaterhouseCoopers

       Julie H. Jones

       Ropes & Gray

       Zachary R. Blume

       Ropes & Gray

17. LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

Carried Reserves

The table below summarizes the gross, ceded and net reserve for losses and LAE and reconciles to the incurred claims development in the following section. Accordingly, the commercial multiple peril, workers’ compensation, commercial automobile liability lines and general liability and umbrella - occurrence presentation includes AIX program business. Chaucer is presented in two components, its ongoing core lines and it’s reinsured and run-off lines.

YEAR ENDED DECEMBER 31,	2016			2015
(in millions)	Gross	Ceded	Net	Gross	Ceded	Net
Commercial multiple peril	$978.0	$(82.1)	$895.9	$813.1	$(59.2)	$753.9
Workers’ compensation	715.5	(171.4)	544.1	713.1	(178.0)	535.1
Commercial automobile liability	431.7	(27.2)	404.5	390.3	(28.4)	361.9
General liability and umbrella - occurrence	466.3	(108.1)	358.2	374.0	(88.6)	285.4
General liability - claims made	211.1	(14.2)	196.9	167.4	(26.8)	140.6
Other lines	303.4	(73.3)	230.1	216.3	(43.8)	172.5
Total Commercial Lines and other	3,106.0	(476.3)	2,629.7	2,674.2	(424.8)	2,249.4
Personal automobile liability	1,416.8	(865.6)	551.2	1,395.0	(863.5)	531.5
Homeowners	111.1	(5.8)	105.3	108.4	(5.3)	103.0
Other personal lines	26.1	(1.5)	24.6	24.3	(1.7)	22.7
Total Personal Lines	1,554.0	(872.9)	681.1	1,527.7	(870.5)	657.2
Chaucer core lines	1,832.4	(552.5)	1,279.9	1,767.6	(508.5)	1,259.1
Chaucer reinsured and run-off lines	457.0	(373.1)	83.9	604.9	(477.0)	127.9
Total Chaucer	2,289.4	(925.6)	1,363.8	2,372.5	(985.5)	1,387.0
Total loss and LAE reserves	$6,949.4	$(2,274.8)	$4,674.6	$6,574.4	$(2,280.8)	$4,293.6

General liability and umbrella - occurrence is primarily comprised of our commercial monoline general liability and umbrella coverages. General liability - claims made is primarily comprised of our commercial professional and management liability lines. Within total Commercial Lines and other, other lines is primarily comprised of marine, voluntary pools, surety, fidelity and healthcare lines. Chaucer core lines includes marine and aviation, energy, property and casualty lines, primarily consisting of international liability and specialist liability coverages. Chaucer reinsured and run-off lines include financial and professional liability lines written in 2008 and prior and U.K. motor business, which was transferred through a 100 percent reinsurance contract as of June 30, 2015. Included in the above table, primarily in other lines, are $61.0 million and $57.7 million of gross asbestos and environmental reserves as of December 31, 2016 and 2015, respectively.

Incurred claims development tables

For the following net reserve components, commercial multiple peril, workers’ compensation, commercial automobile liability,  general liability and umbrella - occurrence, general liability - claims made, personal automobile liability, homeowners and Chaucer core lines, the Company is presenting incurred claims development tables by accident year. The commercial multiple peril, workers’ compensation, commercial automobile liability and general liability and umbrella - occurrence lines presentation includes AIX program business. In each of these tables, the Company is presenting the number of years for which claims are typically outstanding, which is consistent with the period at which substantially all of the reserve development has emerged based on past history. The tables presented below include cumulative incurred loss and allocated loss adjustment expenses (“ALAE”), cumulative paid loss and ALAE and IBNR balances at December 31, 2016. IBNR includes both incurred but not reported liabilities and expected development on reported claims. In addition, cumulative incurred claim counts are presented as of December 31, 2016 and claim duration is presented in a separate table disclosing the average annual percentage payout of incurred claims by age, net of reinsurance. Claim duration is calculated as an average of paid loss and ALAE divided by incurred loss and ALAE by elapsed year.  The incurred claims development tables presented are reconciled to the net carried reserves in the preceding table as of December 31, 2016.

For the domestic lines, incurred claim count information presented represents claim frequency by individual claimant and measures the frequency of direct claim settlements that have resulted in or are expected to result in claim payments. Claim count information is presented in a manner consistent with that used in the quarterly loss reserving process. A single claim event, particularly in automobile lines, may result in multiple individual claimants and, therefore, multiple claim counts. Incurred claim counts are comprised of outstanding claims and those that are closed with a loss payment and exclude those that are closed without a loss payment. A single claim event may result in multiple claims closed with a payment when a claim is subsequently reopened with further payment. In this case, a reopened claim payment is counted as an incremental claim settlement. Claim count information is not available for direct and assumed participations in various involuntary pools and residual market mechanisms, which represent approximately 5% or less of the total gross earned premium and gross incurred claims for the lines presented. Incurred claim counts are also not adjusted for the effect of claims ceded as part of reinsurance programs, although the incurred losses and cumulative paid losses presented in the following tables are presented net of reinsurance ceded.

For Chaucer core lines, the incurred claim count information presented represents claim frequency by individual claimant and measures the frequency of expected claim settlements that have resulted in or are expected to result in claim payments. While claim count information is only utilized in a limited portion of Chaucer’s quarterly loss reserving process, the counts in the following Chaucer table are presented in a manner consistent with those used by the actuaries. A single claim event may result in multiple individual claimants, and therefore, multiple claim counts. Incurred claim counts are comprised of outstanding claims and those that are closed with a loss payment and exclude those that are closed without payment. A single claim event may result in multiple claims closed with a payment when payments are made in multiple currencies. In this case, the payment in each currency is counted as an incremental claim count. A portion of the coverholder and assumed reinsurance business is reported as block claims, which represent multiple underlying individual claims for a particular loss event or for multiple loss events. Claim count information is not available for the underlying claims related to block claims, and block claims represent approximately 10% of gross incurred losses for Chaucer core lines. Therefore, these block claims are not included in the claim count information presented. Incurred claim counts are also not adjusted for the effects of claims ceded as part of reinsurance programs, although the incurred losses and cumulative paid losses presented in the following tables are presented net of reinsurance ceded.

Commercial multiple peril
(in millions)							As of
Incurred Losses and ALAE, Net of Reinsurance							December 31, 2016
YEARS ENDED DECEMBER 31,								Cumulative
								Incurred
Accident	2011	2012	2013	2014	2015			Claim
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016	IBNR	Count
2011	$455.4	$453.3	$469.1	$478.8	$494.7	$505.4	$17.2	19,163
2012		480.0	462.8	456.2	459.7	475.6	20.5	17,054
2013			380.0	362.5	367.9	391.8	33.9	14,911
2014				443.9	439.6	464.8	62.9	16,102
2015					446.0	456.3	100.1	15,810
2016						447.1	181.7	15,512
Total						$2,741.0

Cumulative Paid Losses and ALAE, Net of Reinsurance
YEARS ENDED DECEMBER 31,

Accident	2011	2012	2013	2014	2015
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016
2011	$217.8	$328.5	$381.5	$418.6	$454.0	$471.5
2012		175.8	307.5	350.8	389.3	424.2
2013			137.6	221.5	262.3	306.4
2014				171.7	267.8	316.0
2015					161.9	260.1
2016						140.3
Total						$1,918.5
Total reserves for 2011 – 2016 accident years (incurred - paid)						822.5
Total reserves for 2010 and prior accident years						55.7
Unallocated loss adjustment expense						17.7
Net reserves at December 31, 2016						$895.9

Workers' compensation
(in millions)											As of
Incurred Losses and ALAE, Net of Reinsurance											December 31, 2016
YEARS ENDED DECEMBER 31,												Cumulative
												Incurred
Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015			Claim
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016	IBNR	Count
2007(1)	$79.2	$82.2	$80.5	$78.6	$77.3	$76.5	$75.6	$75.8	$75.1	$74.9	$1.3	7,591
2008(1)		88.9	93.9	88.0	81.5	81.5	80.6	79.8	80.5	80.4	1.6	8,930
2009			93.8	87.6	82.5	80.3	79.4	79.2	77.5	77.5	1.2	8,014
2010				115.5	116.9	115.8	115.9	116.3	114.9	114.7	2.6	10,152
2011					141.4	144.2	144.3	145.5	143.8	146.7	7.5	12,428
2012						176.3	171.1	165.2	157.2	162.9	12.6	12,983
2013							179.3	167.4	160.1	154.4	15.6	11,612
2014								182.1	172.9	154.7	22.3	10,748
2015									189.6	164.2	38.2	11,158
2016										189.6	75.1	14,103
Total										$1,320.0

Cumulative Paid Losses and ALAE, Net of Reinsurance
YEARS ENDED DECEMBER 31,

Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016
2007(1)	$15.1	$34.9	$46.5	$54.4	$59.6	$62.0	$63.9	$65.5	$66.5	$67.3
2008(1)		17.9	40.2	52.9	60.8	64.8	67.1	69.8	71.0	72.4
2009			19.2	41.2	54.6	61.6	65.4	68.6	69.8	70.8
2010				22.1	57.2	76.9	89.5	96.5	101.0	104.2
2011					30.0	71.3	97.3	114.0	122.9	128.0
2012						30.4	74.8	102.6	120.1	130.7
2013							30.9	74.6	101.2	114.0
2014								30.6	70.5	92.3
2015									28.0	65.7
2016										33.9
Total										$879.3
Total reserves for 2007 – 2016 accident years (incurred - paid)										440.7
Total reserves for 2006 and prior accident years										87.5
Unallocated loss adjustment expense and other										15.9
Net reserves at December 31, 2016										$544.1

(1)

The incurred and cumulative paid losses and ALAE, IBNR and incurred claim counts retroactively include AIX business for all periods presented, including those periods that pre-date the acquisition of AIX on November 30, 2008.

Commercial automobile liability
(in millions)							As of
Incurred Losses and ALAE, Net of Reinsurance							December 31, 2016
YEARS ENDED DECEMBER 31,								Cumulative
								Incurred
Accident	2011	2012	2013	2014	2015			Claim
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016	IBNR	Count
2011	$120.4	$142.1	$148.0	$162.8	$177.0	$179.6	$2.4	15,457
2012		166.8	167.5	173.7	189.9	198.0	5.7	14,786
2013			177.7	179.4	205.3	227.5	16.7	15,309
2014				168.5	163.3	177.3	28.7	13,464
2015					163.4	168.3	51.0	12,723
2016						157.0	87.6	10,748
Total						$1,107.7

Cumulative Paid Losses and ALAE, Net of Reinsurance
YEARS ENDED DECEMBER 31,

Accident	2011	2012	2013	2014	2015
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016
2011	$27.7	$64.7	$102.4	$135.5	$160.5	$170.2
2012		33.3	77.0	117.0	156.9	176.3
2013			35.9	89.6	137.6	176.3
2014				33.1	70.8	102.7
2015					32.2	63.8
2016						27.8
Total						$717.1
Total reserves for 2011 – 2016 accident years (incurred - paid)						390.6
Total reserves for 2010 and prior accident years						9.6
Unallocated loss adjustment expense						4.3
Net reserves at December 31, 2016						$404.5

General liability and umbrella - occurrence
(in millions)									As of
Incurred Losses and ALAE, Net of Reinsurance									December 31, 2016
YEARS ENDED DECEMBER 31,										Cumulative
Incurred
Accident	2009	2010	2011	2012	2013	2014	2015			Claim
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016	IBNR	Count
2009	$ X	$ X	$ X	$ X	$ X	$X	$ X	$ X	$ X	X
2010		X	X	X	X	X	X	X	X	X
2011			X	X	X	X	X	X	X	X
2012				X	X	X	X	X	X	X
2013					X	X	X	X	X	X
2014						X	X	X	X	X
2015							X	X	X	X
2016								X	X	X
Total								$ X

Cumulative Paid Losses and ALAE, Net of Reinsurance
YEARS ENDED DECEMBER 31,

Accident	2009	2010	2011	2012	2013	2014	2015
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016
2009	$ X	$ X	$ X	$ X	$ X	$ X	$ X	$ X
2010		X	X	X	X	X	X	X
2011			X	X	X	X	X	X
2012				X	X	X	X	X
2013					X	X	X	X
2014						X	X	X
2015							X	X
2016								X
Total								$ X
Total reserves for 2009 – 2016 accident years (incurred - paid)								X
Total reserves for 2008 and prior accident years								X
Unallocated loss adjustment expense and other								X
Net reserves at December 31, 2016								$358.2

General liability - claims made
(in millions)						As of
Incurred Losses and ALAE, Net of Reinsurance						December 31, 2016
YEARS ENDED DECEMBER 31,							Cumulative
Incurred
Accident	2012	2013	2014	2015			Claim
Year	Unaudited	Unaudited	Unaudited	Unaudited	2016	IBNR	Count
2012	$ X	$ X	$ X	$ X	$ X	$ X	X
2013		X	X	X	X	X	X
2014			X	X	X	X	X
2015				X	X	X	X
2016					X	X	X
Total					$ X

Cumulative Paid Losses and ALAE, Net of Reinsurance
YEARS ENDED DECEMBER 31,

Accident	2012	2013	2014	2015
Year	Unaudited	Unaudited	Unaudited	Unaudited	2016
2012	$ X	$ X	$ X	$ X	$ X
2013		X	X	X	X
2014			X	X	X
2015				X	X
2016					X
Total					$ X
Total reserves for 2012 – 2016 accident years (incurred - paid)					X
Total reserves for 2011 and prior accident years					X
Unallocated loss adjustment expense					X
Net reserves at December 31, 2016					$196.9

Personal automobile liability
(in millions)						As of
Incurred Losses and ALAE, Net of Reinsurance						December 31, 2016
YEARS ENDED DECEMBER 31,							Cumulative
							Incurred
Accident	2012	2013	2014	2015			Claim
Year	Unaudited	Unaudited	Unaudited	Unaudited	2016	IBNR	Count
2012	$358.4	$366.9	$366.3	$376.5	$379.8	$5.7	51,700
2013		348.2	339.6	338.3	343.0	6.5	49,278
2014			323.1	304.1	308.8	15.1	43,268
2015				327.4	334.1	40.5	41,989
2016					337.9	109.7	39,477
Total					$1,703.6

Cumulative Paid Losses and ALAE, Net of Reinsurance
YEARS ENDED DECEMBER 31,

Accident	2012	2013	2014	2015
Year	Unaudited	Unaudited	Unaudited	Unaudited	2016
2012	$126.6	$234.6	$305.1	$342.2	$361.8
2013		115.3	210.5	273.3	310.1
2014			107.2	188.6	241.1
2015				112.9	205.4
2016					112.8
Total					$1,231.2
Total reserves for 2012 – 2016 accident years (incurred - paid)					472.4
Total reserves for 2011 and prior accident years					66.5
Unallocated loss adjustment expense					12.3
Net reserves at December 31, 2016					$551.2

Homeowners
(in millions)				As of
Incurred Losses and ALAE, Net of Reinsurance				December 31, 2016
YEARS ENDED DECEMBER 31,					Cumulative
Incurred
Accident	2014	2015			Claim
Year	Unaudited	Unaudited	2016	IBNR	Count
2014	$ X	$ X	$ X	$ X	X
2015		X	X	X	X
2016			X	X	X
Total			$ X

Cumulative Paid Losses and ALAE, Net of Reinsurance
YEARS ENDED DECEMBER 31,

Accident	2014	2015
Year	Unaudited	Unaudited	2016
2014	$ X	$ X	$ X
2015		X	X
2016			X
Total			$ X
Total reserves for 2014 – 2016 accident years (incurred - paid)			X
Total reserves for 2013 and prior accident years			X
Unallocated loss adjustment expense			X
Net reserves at December 31, 2016			$105.3

Chaucer core lines
(in millions)							As of
Incurred Losses and ALAE, Net of Reinsurance (1)							December 31, 2016
YEARS ENDED DECEMBER 31,								Cumulative
								Incurred
Accident	2011	2012	2013	2014	2015			Claim
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016	IBNR	Count
2011(2)	$640.9	$597.7	$605.3	$586.0	$586.2	$575.7	$33.4	6,940
2012		420.5	337.2	342.4	325.0	318.0	31.5	5,690
2013			418.2	381.8	369.4	360.1	54.0	5,618
2014				457.7	391.6	397.1	80.4	6,934
2015					488.4	410.5	136.8	7,216
2016						505.2	329.9	4,404
Total						$2,566.6

Cumulative Paid Losses and ALAE, Net of Reinsurance (1)
YEARS ENDED DECEMBER 31,

Accident	2011	2012	2013	2014	2015
Year	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	2016
2011(2)	$134.2	$296.3	$391.0	$438.6	$489.3	$513.2
2012		55.4	144.7	200.0	228.7	246.7
2013			58.2	158.4	228.4	257.5
2014				52.0	162.2	227.8
2015					52.5	146.8
2016						79.1
Total						$1,471.1
Total reserves for 2011 – 2016 accident years (incurred - paid)						1,095.5
Total reserves for 2010 and prior accident years						129.5
Reserves for nuclear energy classes						31.8
Unallocated loss adjustment expense and other						23.1
Net reserves at December 31, 2016						$1,279.9

(1)

Chaucer incurred losses and ALAE and paid losses and ALAE that are denominated in foreign currencies are converted to U.S. dollars as of December 31, 2016, the most recent balance sheet date, for all years presented.

(2)

The incurred and cumulative paid losses and ALAE, IBNR and reported claim counts retroactively includes the 6 month period that pre-dates the acquisition of Chaucer on July 1, 2011. Additionally, during 2011 Chaucer experienced an elevated level of high severity catastrophe events. For example, three such events, the February 2011 New Zealand earthquake, March 2011 Japanese tsunami and October 2011 Thailand floods totaled approximately $125 million of incurred losses, and each event was in excess of $30 million. Chaucer experienced no catastrophe events in excess of $30 million from 2012 through 2016.

The following table is information about average historical claims duration as of December 31, 2016. The table is computed based on the paid and incurred claims data, net of reinsurance, for the accident years presented in the preceding claims development tables.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance:
Unaudited
	1	2	3	4	5	6	7	8	9	10
Commercial multiple peril	36.5%	22.6%	10.1%	8.9%	7.2%	3.5%
Workers' compensation	20.0%	27.3%	16.5%	10.1%	5.9%	3.5%	2.6%	1.6%	1.6%	1.0%
Commercial automobile liability	17.3%	21.3%	20.1%	18.5%	11.9%	5.4%
GL and umbrella - occurrence	X%	X%	X%	X%	X%	X%	X%	X%
General liability - claims made	X%	X%	X%	X%	X%
Personal automobile liability	33.8%	27.6%	17.9%	10.3%	5.2%
Homeowners	X%	X%	X%
Chaucer core lines	16.4%	27.0%	17.5%	8.4%	7.2%	4.1%